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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                 SCHEDULE 13E-4
                               (Amendment No. 3)
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                   CPI CORP.
                                (Name of Issuer)

                                   CPI CORP.
                      (Name of Person(s) Filing Statement)

Common Stock, par value $.40 per share                    125902106
    (Title of Class of Securities)                 (CUSIP Number of Class
                                                       of Securities)

                             _____________________

                                 Alyn V. Essman
                                   CPI Corp.
                             1706 Washington Avenue
                           St. Louis, Missouri  63103
                                 (314) 231-1575
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of Persons(s) Filing Statement)
                              ____________________

                                   Copies to:

                          William F. Wynne, Jr., Esq.
                                  White & Case
                          1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                                October 7, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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        Transaction Valuation*                           Amount of Filing Fee
        $49,500,000                                      $9,900
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
*Calculated solely for the purpose of calculating the filing fee, based on the purchase of 2,250,000 shares at $22.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable     Filing party:  Not applicable
Form or Registration No.:  Not applicable     Date Filed:    Not applicable
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               The Issuer Tender Offer Statement on Schedule 13E-4 dated October
     7, 1996, as amended by Amendment No. 1 dated October 18, 1996 and Amendment No. 2 dated October 29, 1996, relating to the offer by CPI Corp. (the "Company") to purchase up to 2,250,000 shares of the Company's common stock, $.40 par value per share (the "Shares") (including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of May 1, 1989, between the Company and the Rights Agent named therein, as amended), at per share prices specified by tendering stockholders not in excess of $22.00 nor less than $19.00 per Share, in cash, net to the stockholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated October 7, 1996 and in the related Letter of Transmittal, is hereby amended to incorporate the information included in the exhibit referred to below.

     ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 hereby is amended to include the following additional exhibit:

               (a)(10) Text of Press Release issued by the Company, dated
                       November 5,  1996.
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                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-4 is true, complete and correct.

     Dated:  November 5, 1996

                              CPI CORP.

                              By: /s/ Alyn Essman
                                  ---------------------
                              Alyn V. Essman
                              Chairman and Chief Executive Officer
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                                 EXHIBIT INDEX


        EXHIBIT NO.

        (a)(10) Text of Press Release issued by the Company, dated November 5, 1996.